SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated July 29, 2021 announcing U.S. International Trade Commission Confirms Malaysian Imports Have Injured U.S. Silicon Metal Industry; U.S. Industry Applauds Antidumping Order

U.S. International Trade Commission Confirms Malaysian Imports Have Injured U.S. Silicon Metal Industry; U.S. Industry Applauds Antidumping Order

MIAMI, July 29, 2021 (GLOBAL NEWSWIRE) – Globe Specialty Metals, Inc. (“GSM”), a subsidiary of Ferroglobe PLC (NASDAQ: GSM), and Mississippi Silicon LLC (“MS”), together representing the majority of American silicon metal production, welcomed news on July 28th, that the U.S. International Trade Commission’s (“ITC”) final 5-0 vote confirming that silicon metal imports from Malaysia have materially injured the U.S. industry.

Following today’s decision, the U.S. Department of Commerce (“DOC”) will issue a formal antidumping (AD) duty order covering all imports from Malaysia for at least five years.

“U.S. businesses and workers have been unfairly impacted by Malaysian producers who refuse to abide by the rules of international trade,” said Marco Levi, Chief Executive Officer of GSM’s parent, Ferroglobe PLC. “I am glad to see our trade laws enforced and thank the ITC and its staff for their hard work and commitment to these cases.”

On June 30, 2020, GSM and MS filed petitions to stop silicon metal producers in Bosnia and Herzegovina, Iceland, Malaysia and Kazakhstan from selling dumped and unfairly subsidized silicon metal imports into the United States. On January 27, 2021, the DOC announced preliminary duties of 7.41% on all imports of silicon metal from Malaysia.

Today’s vote finalizes the last of the four cases; formal antidumping/countervailing duty orders covering imports from Bosnia and Herzegovina, Iceland, and Kazakhstan being issued earlier this year.

“We are very pleased with today’s vote, which confirms the harmful impact Malaysian imports have had in the U.S. market,” said Eddie Boardwine, Chief Operations Officer of MS. “This decision will allow our company and our employees to continue investing in our operations, our communities, and our customers’ futures.”

Silicon metal is an important element added to various grades of aluminum alloys used in performance applications such as automotive components and aerospace products. Silicon metal also is a critical raw material in the production of silicone compounds used in numerous products including sealants, adhesives, rubber gaskets, caulking compounds, lubricants, food additives, coatings, polishes, and cosmetics, among others. In addition, silicon metal is the base material in the production of polysilicon, a highly purified form of silicon used in solar cells and semi-conductors.

About Globe Specialty Metals

Globe Specialty Metals, Inc. is a wholly-owned U.S. subsidiary of Ferroglobe PLC, one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. Through its subsidiaries, GSM owns metallurgical manufacturing facilities and other operations in Ohio, West Virginia, New York, Alabama, Indiana, Florida and Kentucky.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)